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                                                                     EXHIBIT 3.2


                            ARTICLES OF INCORPORATION

                                       OF

                             AMERIGAS FINANCE CORP.

      FIRST: The name of the Corporation is AmeriGas Finance Corp.

      SECOND: The registered office of the Corporation is to be located at 32 Loockerman Square, Suite L-100, in the City of Dover, in the County of Kent, in the State of Delaware. The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

      THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

      FOURTH: The aggregate number of shares that the Corporation shall have authority to issue is one hundred (100) shares of Common Stock, par value $0.01 per share.

      FIFTH: Elections of directors need not be by written ballot.

      SIXTH: The Board of Directors shall have the power, in addition to the stockholders, to amend, alter, change or repeal the Bylaws of the Corporation.

      SEVENTH: A director of the corporation shall not be liable to the Corporation of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (i) any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      EIGHTH: The Corporation shall have the power to adopt, amend or repeal the bylaws of the Corporation only subject to the procedures and restrictions applicable to amendments of these articles of incorporation, including any provision of law requiring as a condition to adoption by the Corporation that the corporate action be approved also by the board of directors of the Corporation, and treating a direction by the board that the matter should be submitted to the shareholders, or the sufferance by the board that the matter be so submitted, as insufficient to satisfy the requirement of independent approval by the board of directors.
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      The board of directors of the Corporation shall have the full authority conferred by law upon the stockholders of the Corporation to adopt, amend or repeal the bylaws of the Corporation, including in circumstances otherwise reserved by statute exclusively to the shareholders. Any bylaw adopted by the board of directors under this paragraph shall be consistent with this certificate of Incorporation.

      NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation.

      TENTH: The name and mailing address of the incorporator are as follows:

            R. Paul Grady
            c/o UGI Corporation
            460 North Gulph Road
            King of Prussia, Pennsylvania  19406.

      IN WITNESS WHEREOF, I have executed these Articles of Incorporation on this 13th day of March, 1995.

                                        /s/ R. PAUL GRADY
                                        --------------------------
                                        R. Paul Grady
                                        Incorporator




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